FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of February 2004

BLUEPHOENIX SOLUTIONS LTD.

(Translation of Registrant's Name into English)

8 Maskit Street, Herzlia 46120, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                               Form 20-F....X....        Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                         Yes........            No....X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

            Attached to the Registrant's Form 6-K for the month of February 2004 and incorporated by reference herein is the Registrant's immediate report dated February 10, 2004.

SIGNATURE

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                   BLUEPHOENIX SOLUTIONS LTD.

                                                                                                (Registrant)

                                                                                                            By:/s/ Iris Yahal

                                                                                                                Iris Yahal

                                                                                                                Chief Financial Officer

Dated: February 10, 2004